Exhibit 99.1

Kenon takes a key step in exercising its strategy since inception to realize value for its shareholders -
 announcing sale of IC Power's assets in Latin America

Kenon Holdings Reports Third Quarter 2017 Results and Additional Updates

Singapore, November 27, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) ("Kenon") announces its results for Q3 2017 and additional updates on its businesses.

Key Highlights

IC Power

•
On November 26, 2017, Kenon announced that Inkia Energy Limited (“Inkia”) has entered into an agreement to sell all of its Latin American and Caribbean businesses for cash consideration of $1,177 million plus excess proportionally consolidated group cash at closing above $49.9 million (as of September 30, 2017, Inkia's proportionally consolidated group cash was approximately $192 million) to I-Squared Capital, an infrastructure private equity firm. The sale is part of Kenon's strategy to provide its shareholders with direct access to its businesses, including through monetization of its businesses. The transaction is subject to closing conditions.

•	IC Power’s revenues in Q3 2017 increased by 18% to $577 million, as compared to $490 million in Q3 2016.

•
IC Power’s net loss attributable to Kenon in Q3 2017 was $1 million, as compared to net income of $1 million in Q3 2016. IC Power’s net income attributable to Kenon (excluding finance expenses due to intercompany loans owing to Kenon)[1] in Q3 2017 was $2 million as compared to $5 million during Q3 2016.

•	IC Power’s Adjusted EBITDA[2] in Q3 2017 increased by 7% to $135 million, as compared to $126 million in Q3 2016.

•	Between August and November 2017, IC Power refinanced $1,100 million of its debt:

•
In August 2017, CDA issued senior unsecured notes in an aggregate principal amount of $650 million. The notes accrue interest at a rate of 4.125% and will mature in August 2027. The proceeds of the notes were used to repay certain of CDA’s existing indebtedness, related costs and shareholder loans.

•
In November 2017, Inkia issued senior unsecured notes in an aggregate principal amount of $450 million. The notes accrue interest at a rate of 5.875% and will mature in November 2027. The proceeds from this issuance were used to refinance Inkia’s 8.375% notes due 2021.

[1]
Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses due to intercompany notes owing to Kenon were $3 million and $4 million in Q3 2017 and Q3 2016, respectively.

[2]
Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 27, 2017 for the definition of IC Power’s Adjusted EBITDA and a reconciliation to IC Power’s, and each of its segments’, net income.

Qoros

•
In Q2 2017, a new China-based investor entered into an investment agreement that provides for the new investor investing approximately RMB6.5 billion (approximately $977 million)[3] in Qoros for a controlling interest, subject to conditions, including regulatory approvals and completion of regulatory processes.

In connection with the contemplated investment, the new investor has advanced funds to Qoros in a total amount of RMB1.05 billion (approximately $158 million) to date, and, together with its affiliates, has also deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions), including certain amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

Discussion of Results for the Three Months Ended September 30, 2017

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 27, 2017, for summary consolidated financial information for Kenon, IC Power and Qoros and a reconciliation of non-IFRS measures to the nearest IFRS measure.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other.

The following discussion of IC Power’s results of operations is derived from IC Power’s consolidated financial statements.

Summary Financial Information of IC Power by Segment

	Three Months Ended September 30, 2017
	($ millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	224	97	74	41	141	-	577
Cost of Sales[2]	(153)	(69)	(52)	(27)	(117)	-	(418)
Net Income (loss)	(3)	11	11	(21)	(1)	2	(1)
Adjusted EBITDA	66	26	21	9	13	-	135

	Three Months Ended September 30, 2016
	($ millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	138	89	83	43	137	-	490
Cost of Sales[2]	(81)	(66)	(65)	(28)	(108)	-	(348)
Net Income (loss)	11	7	-	(26)	12	2	6
Adjusted EBITDA	59	24	15	5	23	-	126

[1]
IC Power’s Other segment includes the results of certain of IC Power’s generation assets. In addition, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including amortization of purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

[2]	Excludes depreciation and amortization.
[3]	Convenience translations of RMB amounts into US Dollars use a rate of 6.65:1.

•
Revenues—$577 million in Q3 2017, as compared to $490 million in Q3 2016. The increase was primarily due to (1) the commencement of commercial operations of CDA (Peru segment) in August 2016; (2) higher revenues in Samay I as a result of the higher dispatch; (3) higher revenues in OPC-Rotem due to higher electricity tariffs; and (4) higher revenues in Energuate as a result of the appreciation in the Guatemalan Quetzal against the US Dollar;

•
Cost of sales—$418 million in Q3 2017, as compared to $348 million in Q3 2016, primarily as a result of the commencement of commercial operations of CDA and higher fuel expenses in Samay I as a result of the plant’s dispatch;

•
Net income—$1 million net loss in Q3 2017, as compared to a $6 million net income in Q3 2016. The decrease was primarily a result of the recognition of $33 million in refinancing expenses relating to Kallpa’s notes issued in Q3 2017, as discussed below;

IC Power’s net loss attributable to Kenon in Q3 2017 was $1 million, as compared to net income of $1 million in Q3 2016. IC Power’s net income attributable to Kenon (excluding finance expenses due to intercompany loans owing to Kenon) in Q3 2017 was $2 million as compared to $5 million during Q3 2016; and

•	Adjusted EBITDA—$135 million in Q3 2017, as compared to $126 million in Q3 2016, primarily due to the factors discussed above, partially offset by Energuate’s lower margins, as discussed below.

A discussion of revenues, cost of sales, net income and Adjusted EBITDA for IC Power’s generation business by segment for Q3 2017, as compared to Q3 2016, is as follows:

Generation - Peru Segment

	Three Months Ended September 30, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
Kallpa[1]	75	$151	$86	$54	$(5)
Samay I	75	73	67	12	2
TOTAL		$224	$153	$66	$(3)

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
Kallpa[1]	75	$123	$74	$53	$14
Samay I	75	15	7	6	(3)
TOTAL		$138	$81	$59	$11

[1]	Kallpa merged with CDA in August 2017, with the surviving entity renamed Kallpa Generación SA.

•
Revenues—$224 million in Q3 2017, as compared to $138 million in Q3 2016, primarily as a result of (1) a $58 million increase in Samay I’s energy sales due to the plant’s higher dispatch as a result of the delay in the construction of a transmission line in Peru and unavailability of certain plants; and (2) the contribution to revenues of CDA as a result of its commencement of commercial operations in August 2016;

•
Cost of sales—$153 million in Q3 2017, as compared to $81 million in Q3 2016, primarily as a result of (1) an increase in Samay I’s cost of sales due to higher fuel expenses, partially offset by a $3 million decrease in Samay I’s cost of sales as a result of an accrual related to the plant’s unavailability recorded in Q3 2016; and (2) the contribution of cost of sales from CDA as a result of its commencement of commercial operations;

•
Other income—$2 million in Q3 2017, as compared to $12 million in Q3 2016. The decrease was primarily due to the receipt of $7 million in compensation as a result of the early termination of a Kallpa power purchase agreement (“PPA”) in August 2016;

•
Net income—$3 million net loss in Q3 2017, as compared to $11 million net income in Q3 2016, primarily as a result of the recognition of $33 million in refinancing expenses related to the issuance of Kallpa’s notes due 2027. This decrease was partially offset by a $9 million decrease in Kallpa’s tax expense; and

•
Adjusted EBITDA—$66 million in Q3 2017, as compared to $59 million in Q3 2016, primarily as a result of the $6 million increase in Samay I’s Adjusted EBITDA, due to fines incurred by Samay I in Q3 2016 as a result of the plant’s unavailability, which were not incurred in Q3 2017.

Generation - Israel Segment

	Three Months Ended September 30, 2017
Entity	Ownership Interest (%)		Revenues	Cost of Sales	Adjusted EBITDA	Net Income(loss)
			($ millions)
OPC-Rotem	61	[1]	$93	$65	$26	$12
OPC-Hadera	76	[1]	4	4	-	(1)
TOTAL			$97	$69	$26	$11

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)		Revenues	Cost of Sales	Adjusted EBITDA	Net Income
			($ millions)
OPC-Rotem	80	[1]	$83	$62	$23	$7
OPC-Hadera	100	[1]	6	4	1	-
TOTAL			$89	$66	$24	$7

1. Prior to OPC's IPO in August 2017, IC Power, through its subsidiary OPC, indirectly owned 80% of OPC-Rotem and 100% of OPC-Hadera. Following the OPC IPO, IC Power's indirect ownership in OPC-Rotem and OPC-Hadera was diluted to 61% and 76%, respectively.

•
Revenues—$97 million in Q3 2017, as compared to $89 million in Q3 2016, primarily as a result of a $10 million increase in OPC-Rotem’s revenues as a result of a 12% increase in OPC-Rotem’s average energy selling price, due to new electricity tariffs introduced by the Israeli Electricity Authority (“EA”) in January 2017, as well as the appreciation in the Israeli Shekel against the US Dollar;

•	Cost of sales—$69 million in Q3 2017, as compared to $66 million in Q3 2016. The increase in electricity tariffs did not impact the price of OPC’s natural gas supply;

•	Net income—$11 million in Q3 2017, as compared to $7 million in Q3 2016; and

•
Adjusted EBITDA—$26 million in Q3 2017, as compared to $24 million in Q3 2016, primarily due to the increase in OPC-Rotem’s revenues as described above, partially offset by (1) a $1 million increase in general and administrative costs, primarily due to a grant related to OPC’s IPO in August 2017; and (2) a $1 million decrease in other income, resulting from a contribution to income in Q3 2016 related to the revision of a derivative.

Generation - Central America Segment

	Three Months Ended September 30, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	25	18	8	3
Nejapa and Cenérgica (El Salvador)	100	21	15	5	3
Kanan (Panama)	100	18	10	7	5
Puerto Quetzal (Guatemala)	100	8	7	1	-
Guatemel (Guatemala)	100	2	2	-	-
TOTAL		$74	$52	$21	$11

	Three Months Ended September 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
ICPNH (Nicaragua)	61-65	23	17	5	-
Nejapa and Cenérgica (El Salvador)	100	29	23	5	3
Kanan (Panama)	100	16	15	2	(4)
Puerto Quetzal (Guatemala)	100	17	13	3	1
Guatemel (Guatemala)	100	2	1	-	-
Eliminations		(4)	(4)	-	-
TOTAL		$83	$65	$15	$-

•
Revenues—$74 million in Q3 2017, as compared to $83 million in Q3 2016. The decrease in revenues was primarily due to the termination and non-renewal of certain PPAs during 2017 in Puerto Quetzal and Cenérgica. This decrease was partially offset by an increase in the revenues of ICPNH and Kanan due to higher HFO prices;

•
Cost of sales—$52 million in Q3 2017, as compared to $65 million in Q3 2016, primarily as a result of (1) a decrease in Cenérgica’s energy purchases and Puerto Quetzal’s fuel expenses as a result of the lower energy sales due to the expiration of certain PPAs; and (2) a decrease in Kanan’s cost of sales mainly due to the reversal of a $2 million accrual for costs related to the fire at the Kanan plant;

•
Net income—$11 million net income in Q3 2017, as compared to nil in Q3 2016, primarily due to the higher margin as described above and a $5 million decrease in Kanan’s depreciation expenses due to several asset write-offs as a result of the fire at the Kanan plant (as discussed further in "—Update on Kanan Plant"); and

•
Adjusted EBITDA—$21 million in Q3 2017, as compared to $15 million in Q3 2016, primarily due to the factors discussed above and a $2 million increase in other income registered at Kanan due to civil works carried out by the company for a local distribution company.

Generation - Other Segment

	Three Months Ended September 30, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
COBEE (Bolivia)	100	9	3	5	2
Central Cardones (Chile)	87	2	-	2	1
Colmito (Chile)	100	6	4	-	-
CEPP (Dominican Republic)	97	8	8	2	-
JPPC (Jamaica)	100	15	12	2	1
RECSA (Guatemala)	100	-	-	-	-
IC Power Distribution Holdings (non-operating holdco)	100	-	-	-	-
Inkia & Other (non-operating holdcos)	100	1	-	(1)	(14)
IC Power, OPC & Other (non-operating holdcos)	100	-	-	(1)	(9)
Eliminations/Adjustments		-	-	-	(2)
TOTAL		$41	$27	$9	$(21)

	Three Months Ended September 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
COBEE (Bolivia)	100	8	4	3	1
Central Cardones (Chile)	87	3	1	2	-
Colmito (Chile)	100	5	5	1	1
CEPP (Dominican Republic)	97	9	7	1	1
JPPC (Jamaica)	100	13	9	2	1
Surpetroil (Colombia)[1]	60	3	2	(1)	(1)
RECSA (Guatemala)	100	1	-	(1)	-
IC Power Distribution Holdings (non-operating holdco)	100	-	-	-	(2)
Inkia & Other (non-operating holdcos)	100	1	-	(1)	(16)
IC Power, OPC & Other (non-operating holdcos)	100	-	-	(1)	(9)
Eliminations		-	-	-	(2)
TOTAL		$43	$28	$5	$(26)

1 In April 2017, IC Power sold its 60% interest in Surpetroil.

•
Revenues—$41 million in Q3 2017, as compared to $43 million in Q3 2016, primarily as a result of a $3 million decrease in revenues due to the sale of Surpetroil in April 2017. This effect was partially offset by a $1 million increase in COBEE’s revenues as a result of higher energy sales to the spot market due to higher dispatch as a result of the unavailability of certain thermal plants;

•	Cost of sales—$27 million in Q3 2017, as compared to $28 million in Q3 2016, primarily as a result of a $2 million decrease in cost of sales due to the sale of Surpetroil;

•
Net loss—$21 million in Q3 2017, as compared to $26 million in Q3 2016, primarily due to (1) a $2 million decrease in finance expenses in ICPDH, as ICPDH’s $120 million Credit Agreement (which was entered in connection with IC Power’s acquisition of Energuate in January 2016) was repaid in Q2 2017; (2) a $2 million decrease in holding companies’ expenses; and (3) no losses registered by Surpetroil in Q3 2017 as compared to a $1 million loss registered in Q3 2016; and

•	Adjusted EBITDA—$9 million in Q3 2017, as compared to $5 million in Q3 2016, primarily due to a higher margin in COBEE and negative EBITDA registered in Surpetroil in Q3 2016.

Distribution Segment

	Three Months Ended September 30, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income (loss)
		($ millions)
DEORSA	93	$63	$51	$7	$1
DEOCSA	91	78	66	6	(2)
TOTAL		$141	$117	$13	$(1)

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$60	$48	$11	$5
DEOCSA	91	77	60	12	7
TOTAL		$137	$108	$23	$12

•
Revenues—$141 million in Q3 2017, as compared to $137 million in Q3 2016, primarily due to (1) a 3% appreciation in the Guatemalan Quetzal against the US Dollar; and (2) higher energy sales as a result of a 1% increase in energy sales prices in Q3 2017, as compared to Q3 2016;

•
Cost of sales—$117 million in Q3 2017, as compared to $108 million in Q3 2016, primarily due to (1) the appreciation in the Guatemalan Quetzal against the US Dollar; and (2) an increase in Energuate’s energy purchase expenses, due to a 3% increase in energy purchase prices and higher volume of energy purchased as a result of an increase in energy losses to 20.3% during Q3 2017 as compared to 18.5% in Q3 2016;

•	Net income—$1 million net loss in Q3 2017, as compared to $12 million net income in Q3 2016, primarily due to higher finance expenses as a result of higher outstanding debt, and lower EBITDA; and

•
Adjusted EBITDA—$13 million in Q3 2017, as compared to $23 million in Q3 2016, primarily due to the factors discussed above and (1) a $3 million increase in general and administrative expenses during Q3 2017 due to higher labor costs and higher municipality bad debt accruals; and (2) a $2 million decrease in other income as a result of higher asset retirement expenses.

Capital Expenditures

IC Power’s capital expenditures were $59 million in Q3 2017, including $43 million in capital expenditures for maintenance of existing facilities (which included $9 million for Energuate) and $16 million in capital expenditures for construction of the OPC-Hadera plant.

Liquidity and Capital Resources

As of September 30, 2017, IC Power had cash and cash equivalents of $429 million, no short-term deposits, restricted cash of $50 million, and total outstanding consolidated indebtedness of $3,310 million (excluding $115 million intercompany debt owed to Kenon), consisting of $225 million of short-term indebtedness, including the current portion of long-term indebtedness, and $3,085 million of long-term indebtedness.

IC Power’s net debt, excluding the consolidated net debt of Inkia and OPC Energy Ltd., and excluding intercompany debt owed to Kenon, as of September 30, 2017, was $65 million. For further information on IC Power’s financial information, see Appendix E below.

As of September 30, 2017, Inkia’s proportionally consolidated group cash was approximately $192 million.

Between August and November 2017, IC Power refinanced $1,100 million of its debt (as discussed further in “Business Developments—Latin America— Issuance of Bonds by Inkia” and “Business Developments—Latin America— Issuance of Bonds by CDA”).

Business Developments—Latin America

Update on sale of IC Power’s businesses in Latin America

On November 26, 2017, Kenon announced that  Inkia, a wholly-owned subsidiary of IC Power, entered into an agreement (the “SPA”) to sell all of its Latin American and Caribbean businesses (the “LatAm Businesses”) for cash consideration of $1,177 million (before transaction costs, taxes and certain other expenses), plus excess proportionally consolidated group cash at closing above $49.9 million )as of September 30, 2017, Inkia’s proportionally consolidated group cash was approximately $192 million) to I Squared Capital, an infrastructure private equity firm.

The initial purchase price is subject to a number of adjustments, including for changes in working capital and outstanding debt at closing compared to June 30, 2017, and an upward adjustment to the extent Inkia’s proportionally consolidated group cash exceeds $49.9 million.

As part of the transaction, the buyer will also assume Inkia's $450 million notes, issued in November 2017.

The sale is part of Kenon's strategy to provide its shareholders with direct access to its businesses, including through monetization of its businesses. The transaction includes only the LatAm Businesses. IC Power's Israeli asset OPC Energy Ltd. is not being sold as part of the transaction.

The SPA contains customary representations, warranties and covenants, including covenants relating to the operations of Inkia’s LatAm Businesses during the period between signing of the SPA and closing. Inkia and the buyer have agreed to indemnify each other for losses arising from certain breaches of representations and warranties in the SPA and for certain other liabilities, subject to time and amount limitations. Inkia’s indemnification obligations under the SPA will be secured by a pledge of 25% of the shares of OPC Energy Ltd. and a corporate guarantee from Kenon, both for a period of three years. In addition, the transaction will include a deferral of $175 million of the purchase price in the form of a four-year $175 million deferred payment obligation accruing 8% interest, payable in kind, which can be used to set off against Inkia’s indemnification obligations to the buyer.

The transaction is subject to customary closing conditions, including the receipt of consents under debt facilities and other agreements, the absence of a "Material Adverse Effect" and the delivery of various closing documentation; there are no conditions for financing or anti-trust approval. The transaction is expected to close within the next several months.

Kenon will retain the right to pursue, and retain the proceeds from, certain claims relating to some of the businesses sold in the transaction.

Bank of America Merrill Lynch acted as financial advisor to the seller.

Issuance of Bonds by Inkia

In November 2017, Inkia issued senior unsecured notes in an aggregate principal amount of $450 million. The notes accrue interest at a rate of 5.875%, and will mature in November 2027. The proceeds of the notes were used to repay Inkia’s existing 8.375% notes due 2021.

Issuance of Bonds by CDA

In August 2017, CDA issued senior unsecured notes in an aggregate principal amount of $650 million. The notes accrue interest at a rate of 4.125% and will mature in August 2027. The proceeds of the notes were used to repay certain of CDA's existing indebtedness, related costs and shareholder loans.

Merger of CDA and Kallpa

In August 2017, Kallpa merged with CDA. Following the merger, CDA, the surviving entity, has a total installed capacity of 1,618 MW making it the leading power producer in Peru in terms of volume of energy generated. In September 2017, CDA was renamed Kallpa Generación S.A.

Update on Kanan Plant

In April 2017, Kanan’s 92 MW power plant experienced a fire. As a result, Kanan’s 37 MW barge and 55 MW barge were placed off-line, and Kanan wrote off $48 million in assets.

Kanan has property and business interruption insurance for its power plants to protect against risks of direct physical loss or damage, including machinery breakdown, earthquakes and other risks associated with the operation of a plant. Kanan’s management deems that this event is covered by the insurance policy and received confirmation that the acquisition of the Esperanza barge (discussed below) would cover its insurance claim. To date, Kanan has received advanced payments from its insurance company in the amount of approximately $63 million, including $23 million received in October 2017.

In October 2017, Kanan entered into an agreement to purchase the Esperanza barge, a 124 MW barge, for $59 million (plus an additional $4 million for inventory and spare parts) from Puerto Quetzal, another IC Power subsidiary, to replace the barges damaged in the fire. The Esperanza barge is expected to be relocated and operational during Q1 2018.

Update on Agua Clara Project

IC Power is developing a 50 MW wind project in the Dominican Republic, which is expected to commence commercial operations by the first quarter of 2019. IC Power has entered into a PPA with a government entity for a period of 20 years, for which the relevant concession was granted in May 2017.

In October 2017, IC Power entered into an EPC contract with the selected EPC contractor, and is in the process of seeking financing for the project. The total cost for this project is estimated to be $100 million, of which 70% is expected to be debt-financed.

Update on Overseas Facility

In May 2016, Overseas Investments Peru, a wholly-owned subsidiary of IC Power, entered into a $100 million agreement (the “Overseas Facility”) with certain banks. The Overseas Facility was originally due in November 2017. In September 2017, IC Power extended the maturity of the Overseas Facility, and its amortization dates have been scheduled for November 2018 ($30 million), February 2019 ($30 million) and May 2019 ($40 million).

Business Developments—Israel

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW (based on the plant’s generation license) co-generation power plant in Israel. IC Power expects that the total cost of the OPC-Hadera plant will be approximately $250 million.

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by early 2019. As of September 30, 2017, OPC-Hadera had invested an aggregate of $125 million in the project and completed approximately 70% of the project.

In November 2017, OPC-Hadera made its third drawing under the NIS 1 billion (approximately $261 million)4 loan agreement relating to the project, in the amount of NIS 79 million (approximately $22 million).

Qoros

Third Party Investment

In Q2 2017, Qoros, Quantum (2007) LLC (“Quantum”), which owns 50% of Qoros, Wuhu Chery Automobile Investment Company Limited (“Wuhu Chery”), which owns the other 50% of Qoros, and a new China-based investor, entered into an investment agreement that provides for the new investor investing approximately RMB6.5 billion (approximately $977 million) in Qoros for a controlling interest in Qoros. The new investor's investment is subject to conditions which must be satisfied by a certain date, some of which are beyond the parties’ control and which the parties may be unable to satisfy. These conditions include regulatory approvals and completion of regulatory processes, consents from lenders and further documentation, including entry into additional agreements.

In connection with the contemplated investment, the new investor has advanced funds to Qoros in several tranches. An advance in the amount of RMB300 million (approximately $45 million) was provided to Qoros in Q2 2017. In August 2017, the investor provided Qoros an advance in the amount of RMB700 million (approximately $105 million). In November 2017, the investor provided Qoros an advance in the amount of RMB50 million (approximately $8 million). To date, the investor, together with its affiliates, has also deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions) in connection with the investment, including certain amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

4          Convenience translations of NIS amounts into US Dollars use a rate of 3.54:1.

Discussion of Results for the Three Months Ended September 30, 2017

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

Revenues

Revenues decreased by 50% to RMB306 million ($46 million) in Q3 2017, as compared to RMB607 million ($91 million) in Q3 2016. The decrease in revenues in Q3 2017 is due to a 53% decrease in car sales from approximately 5,800 cars in Q3 2016 to approximately 2,700 cars in Q3 2017.

Cost of Sales

Cost of sales decreased by 52% to RMB397 million ($60 million) in Q3 2017, as compared to RMB824 million ($124 million) in Q3 2016. The decrease in cost of sales is primarily due to the 53% decrease in car sales.

Research and Development Expenses

Research and development expenses decreased to RMB1 million ($0.2 million) in Q3 2017, as compared to RMB41 million ($6 million) in Q3 2016. The decrease is mainly due to expenses incurred in Q3 2016 related to new products in that period, compared to lower expenses in Q3 2017 as models have matured.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 35% to RMB115 million ($17 million) in Q3 2017, as compared to RMB176 million ($26 million) in Q3 2016. The decrease reflects a reduction in advertising and marketing expenses, as well as cost-cutting measures that were implemented during the period.

Net Finance Costs

Net finance costs increased by 31% to RMB80 million ($12 million) in Q3 2017, as compared to RMB61 million ($9 million) in Q3 2016, primarily due to an increase in finance costs as a result of interest expense incurred in Q3 2017 due to the higher shareholder loan balance in 2017.

Loss for the Period

Loss for the period decreased by 39% to RMB285 million ($43 million) in Q3 2017, as compared to RMB465 million ($70 million) in Q3 2016, primarily as a result of a decrease in gross loss, as well as cost-cutting measures.

Adjusted EBITDA5

Qoros’ negative Adjusted EBITDA improved to negative RMB115 million (negative $17 million) in Q3 2017 from negative RMB150 million (negative $23 million) in Q3 2016. The improvement in Adjusted EBITDA was mainly due to cost-cutting measures implemented during the period.

Liquidity

As of September 30, 2017, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5 billion ($752 million) and current liabilities (excluding shareholder loans) of RMB3 billion ($451 million), including trade and other payables of RMB2.2 billion ($331 million), and current assets of RMB1.5billion ($226 million), including cash and cash equivalents of RMB327 million ($49 million). Qoros uses a portion of its liquidity to make debt service payments. Qoros has principal payment obligations on its RMB3 billion ($451 million) facility, RMB1.2 billion ($180 million) facility and RMB700 million ($105 million) facility. In July 2017, Qoros’ lenders approved the rescheduling of principal payments under Qoros’ RMB3 billion facility originally scheduled to be made in 2017 and 2018, with substantially all of the principal payments now scheduled to be made between 2019 and 2022.

Qoros’ principal sources of liquidity have been cash inflows received from financing activities, including long-term loans, short-term facilities, investment advances and capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans), and cash flows from car sales. Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities or third-party investment, to fund its development and operations. The RMB3 billion syndicated credit facility contains financial covenants, including debt-to-asset and current ratio covenants, which covenants had been waived up to July 2020.

In Q2 2017, an investor that had committed to make an investment in Qoros, subject to certain conditions (see discussion above), advanced funds to Qoros in the amount of RMB300 million (approximately $45 million). In August 2017, the investor provided Qoros an advance in the amount of RMB700 million (approximately $105 million). In November 2017, the investor provided Qoros an advance in the amount of RMB50 million (approximately $8 million). To date, the investor, together with its affiliates, has also deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions) in connection with the investment, including certain amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

[5]
Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 27, 2017 for the definition of Qoros’ Adjusted EBITDA and a reconciliation to its total loss for the applicable period. Qoros' Adjusted EBITDA excludes other income relating to license rights.

Business Updates

Car Sales

In Q3 2017, Qoros sold approximately 2,700 vehicles, representing a decrease of approximately 53% as compared to Q3 2016.

Dealerships

As of September 30, 2017, Qoros’ dealership network included 109 points of sales, of which 71 were full-service dealer stores, 12 additional points of sales under construction and memorandums of understanding with respect to the potential development of 12 additional points of sales.

ZIM

Discussion of ZIM’s Results for Q3 2017

In Q3 2017, ZIM’s revenues increased by 27% to approximately $817 million, as compared to approximately $644 million in Q3 2016, driven by increase in freight rates and in the quantities of cargo carried. ZIM carried approximately 688 thousand TEUs in Q3 2017, an 11% increase as compared to Q3 2016, in which ZIM carried approximately 622 thousand TEUs.

ZIM’s operating expenses in Q3 2017 increased by 15% to $699 million, as compared to $609 million in Q3 2016. The increase was primarily driven by (i) a $46 million increase in expenses related to cargo handling; (ii) a $26 million increase in bunker expenses; and (iii) a $19 million increase in port expenses.

ZIM’s net profit attributable to ZIM’s owners in Q3 2017 was $23 million, as compared to a net loss attributable to ZIM’s owners of $39 million in Q3 2016.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Additional Kenon Updates and Information

Convocation of Extraordinary General Meeting

On November 27, 2017, Kenon will announce the convocation of an extraordinary general meeting (the “EGM”) of its shareholders and a proxy solicitation, for the purposes of considering the ratification of the sale of IC Power’s Latin American and Caribbean power generation and distribution businesses and the authorisation of a capital reduction to enable Kenon to distribute a portion of the proceeds received from the sale to Kenon’s shareholders. At this time, Kenon’s board of directors has not made a determination as to whether it will make a distribution, and to the extent it decides to make a distribution, as to the timing or amount of any such distribution. The EGM will be held on December 19, 2017.

Changes in Kenon’s Management

In September 2017, Mr. Yoav Doppelt, chief executive officer (“CEO”) of Kenon, stepped down as CEO. Mr. Barak Cohen, formerly Vice President of Business Development and Investor Relations of Kenon, and Mr. Robert L. Rosen, formerly General Counsel of Kenon, were appointed by the Board to serve as co-CEOs of Kenon.

In October 2017, Mr. Tzahi Goshen, chief financial officer (“CFO”) of Kenon, stepped down as CFO of Kenon and was replaced by Mr. Mark Hasson, who previously served as Kenon’s Vice President of Finance.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2017, cash, gross debt, and net debt6 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $65 million, $238 million (excluding $47 million owed to IC Power) and $173 million (excluding $47 million owed to IC Power), respectively.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of September 30, 2017, $238 million was outstanding under the facility, including interest and fees.

Kenon’s Back-to-Back Guarantees in Respect of Qoros Debt

In March 2017, Kenon funded RMB388 million (approximately $58 million) to Qoros, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million (approximately $128 million) to RMB425 million (approximately $64 million).

In April 2017, Kenon funded an additional RMB100 million (approximately $15 million) to Qoros, further reducing Kenon’s back-to-back guarantee obligations to Chery from RMB425 million to approximately RMB320 million (approximately $48 million) in respect of underlying loans to Qoros in the principal amount of RMB289 million.

 Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on November 27, 2017. To participate, please call one of the following teleconferencing numbers:

Singapore: US: Israel: UK: International:	3158-3851 1-888-407-2553 03-918-0644 0-800-917-5108 +65-3158-3851

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

 About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

[6]
Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness as discussed herein and shareholder loans from Kenon’s major shareholder Ansonia Holdings Singapore B.V.

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to IC Power, statements with respect to the expected installed capacity, cost, financing and timing of the completion of IC Power’s OPC-Hadera and Agua Clara projects, IC Power’s strategy to recoup the costs associated with the Kanan outage from its insurance coverage and the scope of such coverage, the expected acquisition of the Esperanza barge and the timing of its relocation and entry into operation, and the terms of the sale of Inkia’s Latin American and Caribbean businesses, including closing conditions, the timing of closing, purchase price adjustments, indemnification obligations and support for such obligations, (ii) with respect to Qoros, statements with respect to Qoros’ liquidity requirements and sources of funding and plans to continue to seek financing, the agreement by Qoros’ lenders to waive certain financial covenants under Qoros’ RMB3 billion debt facilities and reschedule amortization payments under Qoros’ debt facilities, and statements with respect to the third party investment in Qoros by a China-based investor, including the expected terms and conditions of the investment and the amount and availability of funds in designated accounts, (iii) with respect to Kenon, statements with respect to Kenon's retention of claims relating to the businesses sold in the transaction involving the sale of Inkia’s Latin American and Caribbean businesses, the capital reduction and distribution of a portion of the proceeds of the Inkia transaction to Kenon’s shareholders, and the convocation of the extraordinary general meeting, and (iv) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the development of the OPC-Hadera and Agua Clara projects on a timely basis, within the expected budget, or at all, risks related to IC Power’s ability to recover the costs of the Kanan outage from its insurance coverage, risks relating to the potential transfer of the Esperanza barge from Puerto Quetzal to Kanan and potential delays in the barge’s relocation and entry into operation, and risks related to the sale of Inkia’s Latin American and Caribbean businesses, including the risk that closing does not occur within the expected timeline, that closing conditions are not met and other risks relating to the transaction, including potential indemnification obligations, transaction costs and taxes payable, (ii) with respect to Qoros, risks relating to changes in events and circumstances with respect to Qoros and its ability to obtain financing, changes which may affect Qoros’ ability to obtain the final documentation in connection with its agreements with its lenders as discussed above, Qoros’ ability to satisfy the closing conditions contemplated in the agreement with the China-based third party investor for new investment, and Qoros' ability to utilize funds in the designated accounts in connection with the contemplated third-party investment, or otherwise complete that investment on the terms contemplated, (iii) with respect to Kenon, changes in events and circumstances which may affect its ability to retain claims relating to the businesses sold in the transaction involving the sale of Inkia’s Latin American and Caribbean businesses, convene the extraordinary general meeting and ratify the matters under proposal, the risk that the capital reduction is not carried out, and risks relating to the amount, timing and occurrence of the distribution of a portion of the proceeds of the Inkia transaction to Kenon’s shareholders, and  (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246